Exhibit 99.1

181 University Ave., Suite 2000
Toronto, ONM5H 3M7
Tel: 416-703-6298
Fax: 416-703-7764

NEWS RELEASE

LAKE SHORE GOLD EXCEEDS TARGETS AND ACHIEVES CONTINUED OPERATING IMPROVEMENTS DURING FIRST QUARTER 2012, COMPANY REMAINS ON TRACK FOR STRONG PRODUCTION GROWTH AND POSITIVE FREE CASH FLOW

TORONTO, ONTARIO— (Marketwire — May 10, 2012) - Lake Shore Gold Corp. (TSX:LSG) (NYSE Amex:LSG) (“Lake Shore Gold” or the “Company”) today announced financial and operating results for the first quarter 2012. During the first quarter, the Company achieved better than expected production levels and operating costs, completed significant development and continued making operating improvements, announced strong growth in resources, and released an updated reserve and  Preliminary Economic Assessment (“PEA”) for the Timmins West Mine.

Tony Makuch, President and CEO of Lake Shore Gold, commented: “We are pleased with our performance in the first quarter, which included beating our targets for both production and operating costs while at the same time remaining on schedule with a very extensive development program.  Through this program we are positioning the Company for significantly higher levels of production beginning later in the year to coincide with the scheduled completion of our mill expansion to a capacity of 3,000 tonnes per day.

“Based on our plans and the progress we are making, we see Lake Shore Gold fast approaching a major turning point. Looking out just a few months, we expect to be producing at a rate of 25,000 to 30,000 ounces of gold per quarter, with further growth coming. Also, we will be well advanced with the capital program for the Timmins West Mine, including the work related to our mill expansion. We will have significantly de-risked the Timmins West Mine project and be looking towards 2013 positioned for strong production growth and for the Mine to begin generating positive free cash flow.”

First Quarter 2012 Highlights

•            Significant development, ore delineation and stope preparation work performed with the capital program for development of Timmins West Mine on track for completion by late 2012, positioning the Mine for strong production growth and positive free cash flow in 2013.

•                  2,900 metres of total capital development completed

•                  33,000 metres of definition and delineation drilling completed.

•            Gold poured in the first quarter of 2012 totaled 16,180 ounces, higher than the Company’s target of 15,000 ounces. The level of production in the first quarter 2012 largely reflected the Company’s work plan, which included extensive development work Gold poured in the first quarter of 2011 totaled 25,900 ounces.

•            Processed gold in the first quarter 2012 was 16,680 ounces (160,510 tonnes grading 3.40 grams per tonne) compared to 22,328 ounces (148,400 tonnes grading 4.89 grams per tonne) during the first quarter of 2011.

•            Total gold sales in the first quarter of 2012, including sales capitalized to mining properties, totaled 18,474 ounces (including 14,437 ounces related to commercial production) compared to total sales of 33,954 ounces (14,635 ounces related to commercial production) in the same quarter a year earlier.

•            Cash operating costs(1) were US$1,048 per ounce, better than the Company’s target of US$1,450 per ounce due to higher production levels and lower than expected mining costs which averaged $109 per tonne.

•            Cash earnings from mine operations(1) in the first quarter of 2012 were $9.4 million which compared to cash earnings from mine operations of $11.4 million in the first quarter of 2011, reflecting higher cash operating costs in 2012 due to planned extensive development in the quarter.

•            Net loss in the first quarter 2012 totaled $3.0 million or $0.01 per common share compared to net earnings of $2.2 million or $0.01 per common share in the first quarter 2011. The net loss in the first quarter 2012 largely related to higher non-cash charges, including depletion, depreciation and the Company’s share of loss of equity investments, and the impact of higher levels of mine development on operating costs in the first quarter 2012 compared to the first quarter 2011.

•            Approximately $50.0 million of capital was raised through royalty and equity investment transactions with Franco-Nevada Corporation, with an agreement reached with Sprott Resource Lending Partnership for a $70 million credit facility (expected to close in May 2012).

•            Capital expenditures totaled $39.0 million, with an additional $4.5 million of expenditures for exploration.

•            Cash, cash equivalents and gold bullion inventory totaled $71.4 million at March 31, 2012 ($65.7 million of cash and cash equivalents, net of outstanding cheques, and $5.7 million of gold bullion inventory).

Outlook

In 2012, Lake Shore Gold is focused on completing the capital program for growing the Timmins West Mine, including expanding its mill to 3,000 tonnes per day, which will position the Company for strong production growth and positive free cash flow from Timmins West Mine starting in 2013.

Significant planned development, ore delineation and stope preparation activities early in the year affected the Company’s production and operating costs during the first quarter of 2012. As the year progresses and the Timmins West Mine capital program nears completion, production levels, supported by higher grades, are expected to increase at improved cash costs. Second quarter 2012 production is estimated at 20,000 to 25,000 ounces of gold poured. The Company’s full-year targets for 2012 remain unchanged, including production of 85,000 to 100,000 ounces poured at average cash costs of US$825 to US$875 per ounce.

At the end of the first quarter of 2012, the Company remained on track for capital spending of $160.0 million during the year to complete the growth capital program for Timmins West Mine, of which $93 million relates to development work at Timmins West Mine and $67.0 million to  the mill expansion and other milling costs. The Company also expects capital spending during the year of approximately $18.0 million to advance Bell Creek Mine and an additional $15.0 million for exploration.

Based on existing cash resources, the Company is positioned to fund the $160.0 million of expenditures relating to Timmins West Mine and the Mill. Following the closing of the Sprott Credit Facility, expected in late May 2012, the Company will be positioned to fund all of its planned expenditures while maintaining a strong treasury.

All cash flow and other financial projections for 2012 are based on an assumed average gold price for the year of US$1,650 per ounce and a C$/US$ exchange rate of 0.98.

Conference Call & Webcast

Lake Shore Gold will also host a conference call and webcast on Friday, May 11, 2012 at 10:00 am EST to discuss the Company’s first quarter 2012 financial and operating results. Those wishing to access the call can do so using the telephone numbers that follow. The call will also be webcast and available on the Company’s website.

Participant call-in: 416-340-9432 or 888-340-9642

Replay number: 905-694-9451 or 800-408-3053

Re-dial ID: 2569205#

Available until: 11:59 pm (May 18, 2012)

About Lake Shore Gold

Lake Shore Gold is a gold mining company that is in production and pursuing rapid growth through the successful exploration, development and operation of three wholly owned, multi-million ounce gold complexes in the Timmins Gold Camp. The Company is in commercial production at both the Timmins West and Bell Creek mines, with material being delivered for processing to the Bell Creek Mill. A 50% mill expansion, to 3,000 tonnes per day is progressing and is targeted for completion by late 2012. The Company continues to have an active drilling program aimed at supporting current operations and evaluating high-priority exploration targets around the Timmins Camp. The Company’s common shares trade on the TSX and NYSE Amex under the symbol LSG.

FORWARD-LOOKING STATEMENTS

Certain statements in this press release relating to the Company’s expected production levels, production growth, exploration activities, potential for increasing resources, project expenditures and business plans are “forward-looking statements” or “forward-looking information” within the meaning of certain securities laws, including under the provisions of Canadian provincial securities laws and under the United States Private Securities Litigation Reform Act of 1995 and are referred to herein as “forward-looking statements.” The Company does not intend, and does not assume any obligation, to update these forward-looking statements. These forward-looking statements represent management’s best judgment based on current facts and assumptions that management considers reasonable, including that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, that there are no material unanticipated variations in budgeted costs, that contractors will complete projects according to schedule, and that actual mineralization on properties will be consistent with models and will not be less than identified mineral reserves. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In particular, delays in development or mining and fluctuations in the price of gold or in currency markets could prevent the Company from achieving its targets. Readers should not place undue reliance on forward-looking statements. More information about risks and uncertainties affecting the Company and its business is available in the Company’s most recent Annual Information Form and other regulatory filings with the Canadian Securities Administrators, which are posted on sedar at www.sedar.com, or the Company’s most recent Annual Report on Form 40-F and other regulatory filings with the Securities and Exchange Commission.

FOR FURTHER INFORMATION PLEASE CONTACT:

Tony Makuch

President & CEO

(416) 703-6298

Email: info@lsgold.com

Mark Utting
Vice-President, Investor Relations
Lake Shore Gold

(416) 703-6298
Email: info@lsgold.com

Website: www.lsgold.com

(1)              Denotes non-GAAP (Generally Accepted Accounted Principles) measures.